Exhibit 99.1

Aurora Cannabis Files Early Warning Report in Connection with TGOD Holding

TSX: ACB

EDMONTON, Oct. 18, 2018 /CNW/ - Aurora Cannabis Inc. ("Aurora" or the "Company") (TSX: ACB) (NYSE: ACB) (Frankfurt: 21P; WKN: A1C4WM), announced today that it has filed an early warning report in respect to its holdings in The Green Organic Dutchman Holdings Ltd. ("TGOD"), a company with a head office at 6025 Airport Road, Building A – Suite 301, Mississauga Ontario L4V 1E3. The transactions outlined below were effected through the facilities of the Toronto Stock Exchange.

Aurora acquired an initial ownership and control over an aggregate of 39,674,584 common shares (the "Shares") and warrants to purchase an additional 19,837,292 Shares of TGOD, which, at that time, represented approximately 18.8% of the issued and outstanding common Shares of TGOD on a fully-diluted basis.

During the period October 10 to October 16, 2018, Aurora disposed ownership of an aggregate of 5,783,200 Shares for an aggregate disposition price of $32,867,131 at a price of $5.68 per share, representing 2.2% of the issued and outstanding Shares of TGOD. Immediately prior to the transaction, Aurora held approximately 16.9% of TGOD's issued and outstanding Shares on a fully diluted basis. Following this transaction, Aurora held 33,891,384 Shares representing approximately 13.2% of TGOD's issued and outstanding Shares. The Shares along with Aurora's 19,837,292 warrants represent approximately 15.3% of TGOD's issued and outstanding shares on a fully diluted basis.

The disposition of the Shares described in this press release was for investment purposes and in accordance with applicable securities laws. Aurora may, from time to time and at any time, acquire or dispose of shares and/or warrants of TGOD (collectively, the "Securities") in the open market or otherwise, and reserves the right to dispose of any or all of its Securities in the open market or otherwise at any time and from time to time, and to engage in similar transactions with respect to the Securities, the whole depending on market conditions, the business and prospects of TGOD and other relevant factors.

This press release is being issued pursuant to National Instrument 62-103 – The Early Warning System and Related Take-Over Bids and Insider Reporting Issues in connection with the filing of an early warning report by the Company (the "Early Warning Report").

For further details, please see the Early Warning Report, a copy of which is available on TGOD's profile on SEDAR at www.sedar.com.

About Aurora

Headquartered in Edmonton, Alberta, Canada with funded capacity in excess of 500,000 kg per annum and sales and operations in 18 countries across five continents, Aurora is one of the world's largest and leading cannabis companies. Aurora is vertically integrated and horizontally diversified across every key segment of the value chain, from facility engineering and design to cannabis breeding and genetics research, cannabis and hemp production, derivatives, high value-add product development, home cultivation, wholesale and retail distribution.

Highly differentiated from its peers, Aurora has established a uniquely advanced, consistent and efficient production strategy, based on purpose-built facilities that integrate leading-edge technologies across all processes, defined by extensive automation and customization, resulting in the massive scale production of high quality product at low cost. Intended to be replicable and scalable globally, our production facilities are designed to produce cannabis of significant scale, with high quality, industry-leading yields, and low per gram production costs. Each of Aurora's facilities is built to meet EU GMP standards, and its first production facility, the recently acquired MedReleaf Markham facility, and its wholly owned European medical cannabis distributor Aurora Deutschland, have achieved this level of certification.

In addition to the Company's rapid organic growth and strong execution on strategic M&A, which to date includes 15 wholly owned subsidiary companies – MedReleaf, CanvasRX, Peloton Pharmaceutical, Aurora Deutschland , H2 Biopharma, Urban Cultivator, BC Northern Lights, Larssen Greenhouses, CanniMed Therapeutics, Anandia Labs, HotHouse Consulting, MED Colombia, Agropro, Borela, and the pending acquisition of ICC Labs – Aurora is distinguished by its reputation as a partner and employer of choice in the global cannabis sector, having invested in and established strategic partnerships with a range of leading innovators, including: Radient Technologies Inc. (TSXV: RTI), Hempco Food and Fiber Inc. (TSXV: HEMP), Cann Group Ltd. (ASX: CAN), Micron Waste Technologies Inc. (CSE: MWM), Choom Holdings Inc. (CSE: CHOO), Capcium Inc. (private), Evio Beauty Group (private), Wagner Dimas (private), CTT Pharmaceuticals (OTCC: CTTH), and Alcanna Inc. (TSX: CLIQ).

Aurora's Common Shares trade on the TSX under the symbol "ACB", and are a constituent of the S&P/TSX Composite Index.  Beginning October 23, 2018, Aurora's Common Shares will also trade on the NYSE under the symbol "ACB".

An early warning report with respect to the transactions above will be filed on the Issuer's SEDAR profile at www.sedar.com on October 18, 2018. To obtain a copy of the subject early warning report, please contact  Rob Kelly at (647) 331-7228.

For more information about Aurora, please visit our investor website: investor.auroramj.com

Terry Booth, CEO
Aurora Cannabis Inc.
Suite 500 – 10355 Jasper Avenue
Edmonton, Alberta
T5J 1Y6

Forward looking statements

This news release includes statements containing certain "forward-looking information" within the meaning of applicable securities law ("forward-looking statements"). Forward-looking statements are frequently characterized by words such as "plan", "continue", "expect", "project", "intend", "believe", "anticipate", "estimate", "may", "will", "potential", "proposed" and other similar words, or statements that certain events or conditions "may" or "will" occur and include, but are not limited to the variety of cannabis products that Aurora will supply to the adult use market.. These statements are only predictions. Various assumptions were used in drawing the conclusions or making the projections contained in the forward-looking statements throughout this news release. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. The Company is under no obligation, and expressly disclaims any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable law.

Neither TSX nor its Regulation Services Provider (as that term is defined in the policies of Toronto Stock Exchange) accepts responsibility for the adequacy or accuracy of this release.

SOURCE Aurora Cannabis Inc.

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%CIK: 0001683541

For further information: For Media: Heather MacGregor, +1.416.509.5416, heather.macgregor@auroramj.com; For Investors: Marc Lakmaaker, +1.647.269.5523, marc.lakmaaker@auroramj.com; Rob Kelly, +1.647.331.7228, rob.kelly@auroramj.com; U.S. Investors: Phil Carlson / Elizabeth Barker, KCSA Strategic Communications, Phone: (212) 896-1233 / (212) 896-1203, Email: pcarlson@kcsa.com / ebarker@kcsa.com

CO: Aurora Cannabis Inc.

CNW 22:04e 18-OCT-18